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EXH 99.2



Contact: Richard E. Gathright - President and Chief Operating Officer or Harold R. Logan, Jr. - Executive Vice President/Finance 303-626-8200


THURSDAY, 12 NOVEMBER 1998           RELEASE AT 8:30 A.M. EASTERN TIME
--------------------------           ---------------------------------


TRANSMONTAIGNE COMPLETES NEW CREDIT FACILITY

Denver - TransMontaigne Inc. ("TransMontaigne") (ASE:TMG), Denver, Colorado, has closed a new $500 million Senior Credit Facility which was underwritten by BankBoston N.A. The Facility will be used to refinance existing bank debt, fund the recently closed acquisition of Louis Dreyfus Energy Corp. and future acquisitions, and for general corporate purposes.

TransMontaigne, operating through wholly-owned subsidiaries, provides a broad range of seamless mid/downstream integrated logistical services to the petroleum and chemical industry from locations of production and manufacture to utilization.

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